Exhibit 99.5

REPORT OF CHALLENGER ENERGY CORP. MANAGEMENT AND DIRECTORS ON OIL AND

GAS DISCLOSURE IN FORM 51-101F3

Management of CHALLENGER ENERGY CORP. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)	(i)	proved and proved plus probable oil and gas reserves estimated as at December 31, 2008 using forecast prices and costs; and

	(ii)	the related estimated future net revenue; and

(b)	(i)	proved oil and gas reserves estimated as at December 31, 2008 using constant prices and costs; and

	(ii)	the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves is presented below.

The Reserves Committee of the board of directors of the Company has

(a)   reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)         met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)   reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a)   the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)   the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)   the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) “Dan MacDonald”	(Signed) “Manjeet Dhillon”
Dan MacDonald	Manjeet Dhillon
Chief Executive Officer and Director	Chief Finance Officer

(Signed)“James Brown”	(Signed)“Michael Hibberd”
James Brown	Michael Hibberd
Director	Director

March 16, 2009